Exhibit 99.4

October 2026 1 gowell.energy

Disclaimer

Important Notice and Disclaimer

This presentation (together with oral statements made in connection herewith, this "**Presentation**") has been prepared by GOWell Energy Technology (the "**Company**" or "**GOWell**") solely for information purposes in connection with the First Half 2026 Financial Results & Corporate Update Webinar. By attending the meeting at which this Presentation is made, or by accessing or reading this Presentation, you agree to be bound by the following limitations and conditions.

No Offer or Sale

This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Neither the U.S. Securities and Exchange Commission (the "**SEC**") nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the securities of the Company or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense.

No Representation or Warranty

No representations or warranties, express or implied, are given in, or in respect of, this Presentation or with respect to the accuracy, completeness or reliability of the information contained in this Presentation. Any information on past performance contained in this Presentation is not an indication as to future performance. To the fullest extent permitted by law, in no circumstances will the Company or any of its subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers, or agents be responsible or liable for any direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company.

Recipients of this Presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the Company and its securities. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Nothing contained herein shall be deemed a recommendation to any party to enter into any transaction or take any course of action.

Forward Looking Statements

This Presentation contains forward-looking statements that relate to GOWell's current expectations and views of future events. Forward-looking statements generally are accompanied by words such as anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "potential," "project," "seek," "should," "will," "would," and other similar expressions, or the negative of these terms or other comparable terminology, that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, including GOWell's full-year guidance; the size and growth potential of the markets for GOWell's technology; statements about GOWell's business strategy; statements about the development of GOWell's technology.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: changes in domestic and foreign business, market, financial, political, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to GOWell, including GOWell's ability to meet its financial guidance; risks related to potential fluctuations in the oil and gas industries; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to negotiate and enter into definitive agreements with customers and/or suppliers on favorable terms, if at all; ability to attract and retain qualified personnel; GOWell's ability to execute its growth strategy and manage growth profitably; GOWell's ability to maintain the listing of its securities on Nasdaq; the liquidity and volatility of the market for GOWell's securities; GOWell's ability to obtain additional financing as and when needed, on terms satisfactory to GOWell or at all; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against the Company; intellectual property-related claims; and those factors discussed in documents the Company has filed or will file with the SEC.

If any of these risks materialize or GOWell's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that GOWell does not presently know or that GOWell currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GOWell's expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualified in their entirety by reference to the cautionary statements herein. GOWell anticipates that future events and developments will cause GOWell's assessments to change. These forward-looking statements should not be relied upon as representing GOWell's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond GOWell's control and which could materially affect results. Neither GOWell nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as required by law.

October 2026

2

Disclaimer (Cont'd)

Financial Information; Non-IFRS Measures

Unless otherwise indicated, the financial information in this Presentation is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("**IFRS**"). The financial information for the six months ended June 30, 2026 and 2025 of GOWell Technology Limited ("GTL"), a wholly owned subsidiary of GOWell, has been derived from GTL's unaudited financial statements. All financial information and data in this Presentation is preliminary and unaudited, and has not been audited, reviewed or compiled by GOWell's independent registered public accounting firm; accordingly, no such firm provides any assurance with respect to it. Such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus or other report or document to be filed or furnished by the Company with the SEC.

This Presentation includes certain financial measures of GOWell not presented in accordance with International Financial Reporting Standards ("**IFRS**"), including, but not limited to, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. EBITDA is defined as net profit excluding results from non-operating sources including interest and other (income) expenses, depreciation, and amortization expenses. Adjusted EBITDA is defined as EBITDA excluding non-recurring or unusual charges that are not expected to occur in the normal course of future operations, as determined by management. Adjusted EBITDA was included in the GOWell projections to show the effect of these items on operating performance. The most directly comparable IFRS financial measure is net profit. Non-recurring and unusual charges included in Adjusted EBITDA calculation are or will include the following:

1. Professional fees for audit, consulting, valuation, legal, consulting and tax advisory, financial advisory services related to the de-SPAC process and make-ready to be public. These professional fees will include the services to restructure the operating companies under the Singapore Headquarters and Cayman holding company, and to restructure the China legal entities and the global manufacturing supply chain.
2. New manufacturing location start-up and transition costs, including implementation of a new manufacturing ERP system, to diversify the supply chain and manufacturing from our related party in China to GOWell entities.
3. Income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements. Significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets, as well as stock-based compensation costs.
4. Significant non-cash expenses such as insurance run-off period/tail coverage policy or amortized insurance costs.
5. Going public and de-SPAC costs, including legal, tax, financial advisory fees, and the other de-SPAC costs incurred by both the SPAC and GOWell.

Non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing GOWell's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that GOWell's presentation of these measures may not be comparable to similarly titled measures used by other companies. GOWell believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GOWell's financial condition and results of operations. GOWell believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing GOWell's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what GOWell believes are the most directly comparable measure evaluated in accordance with IFRS, if applicable.

Certain information in this Presentation constitutes preliminary, unaudited data for GTL for the periods ended June 30, 2026 and 2025. This data is subject to change as GOWell completes its financial closing and review processes, has been prepared by, and is the responsibility of, management, and should not be viewed as a substitute for full audited financial statements. GOWell's independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial information and does not express an opinion or any other form of assurance with respect thereto.

October 2026

GOWELL

3

Disclaimer (Cont'd)

Use of Projections

The financial and operating forecasts and projections of GOWell contained in this Presentation represent certain estimates of GOWell as of the date thereof. GOWell's independent registered public accounting firm has not examined, reviewed or compiled the forecasts or projections and, accordingly, do not express an opinion or other form of assurance with respect thereto. These projections should not be relied upon as being indicative of future results. Furthermore, none of GOWell or its management team can give any assurance that the forecasts or projections contained herein accurately represent GOWell's future operations or financial condition. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of GOWell or that actual results will not differ materially from those presented in these materials. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved.

The full year 2026 guidance contained in the Presentation was prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of GOWell. For more information regarding this guidance, its underlying assumptions and the reconciliation of non-IFRS financial measures, please see the section entitled "The Business Combination – Certain Projected Financial Information" in the Company's Proxy Statements/Registration Statement on Form F-4 filed in connection with the business combination involving GOWell, GTL and Inflection Point Acquisition Corp. V.

Trademarks

This Presentation contains trademarks, service marks, trade names, and copyrights of GOWell and other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with GOWell, or an endorsement or sponsorship by or of GOWell. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM or SM symbols, but such references are not intended to indicate, in any way, that GOWell will not assert, to the fullest extent permitted under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Industry and Market Data

This Presentation has been prepared by GOWell and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes. Although GOWell believes these third-party sources are reliable as of their respective dates, none of GOWell or any of its affiliates has independently verified the accuracy or completeness of this information and cannot assure you of (and makes no representation or warranty, express or implied, with respect to) the accuracy or completeness of such data or statistical information. Some data are also based on GOWell's good faith estimates, which are derived from both internal sources and the third-party sources described herein. None of GOWell, its affiliates, or their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information.

October 2026

GOWELL

4

GOWell Presenters 5 Guillaume Borrel Chief Executive Officer David MacNeill President of Corporate Development Mike Reed Chief Financial Officer • Engineering graduate of NSCC • Distinguished Oil and Gas career spanning over three decades • Started as an engineer at SLB before moving to NOV as VP of operations Eastern Hemisphere • CEO of publicly listed Logan International Inc. • Founder and CEO of Wellbore Integrity Solutions and is currently a board advisor to several oilfield technology ventures • Has over 25 years of industry experience • Began career as a Wireline Field Engineer with SLB and went on to hold international roles across operations, sales, manufacturing, and technology development • Has served in senior leadership positions including VP of Marketing & Technology and VP of Production Services • Graduate of École Polytechnique (Paris) • Seasoned financial leader with over 30 years of Oil and Gas experience • Rice University graduate and CPA • Began his career as a PWC auditor, before moving into the energy industry with leading roles in NOV, Wood Group, ASRC and HDI • Experience in roles as CEO and CFO includes capital raises, Investor Relations and M&A, together with serving on the boards of private and public ventures October 2026

Adj. EBITDA grew 79% to $14.1M over the same period, to 41.7% of revenue H1 2026 at a Glance* 6 Plug & Abandonment Financial Commercial Technology 43% YoY Revenue Growth (1H '25 to '26) Large capital sales deliveries, mainly to the Caspian region in H1 2026 Completed the integration of the Well Innovation acquisition and the GOTrac conveyance platform Capital sales new awards in H1 2026 secured our order backlog into 2027 Through Tubing Cement Evaluation technology successfully field tested in key markets (North Sea, Middle East & US Offshore) ME headwinds largely offset by strong performance in North Africa and Latin America in H1 Multi String Corrosion Imaging technology began formal field trials in Europe and North America We reaffirm our guidance for FY 2026 Revenue: $60 – $68M Adj. EBITDA: $25 – $29M Robust financial performance underpinned by strong commercial pacing and technology pipeline *The historical financial results for the six months ended June 30, 2026 and 2025 presented in this Presentation are those of GOWell Technology Limited, a Cayman Islands exempted company and a wholly - owned subsidiary of GOWell . GOWell Technology Limited was the target operating company in that certain business combination involving GOWell , GTL and Inflection Point Acquisition Corp. V, which closed on September 25, 2026. October 2026

Financials | Revenue (unaudited) 7 $33.8 Million Revenue in 1H 2026 43% Increase vs. $23.6 Million in 1H 2025 $23.6M $33.8M 1H 2025 1H 2026 Revenue Total revenue in the first half of 2026 increased 43% to $33.8 million versus $23.6 million in the first half of 2025 . Revenue growth was primarily driven by an increase of $9.0 million in revenues from equipment sales and $1.2 million from service revenue. October 2026

Financials | Operating Profit & Adjusted EBITDA 1 R&D of $2.4 million was capitalized for H1 2026 versus $0 prior to 2026 as the criteria for capitalization had not been met p rev iously. 2 Adjusted EBITDA is a non - IFRS financial measure. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measure see Appendix I to this Presentation. 8 $9.1 Million Operating Profit 1 in 1H 2026 $14.1 Million Adjusted EBITDA 2 in 1H 2026 $3.9M $9.1M $7.9M $14.1M 1H 2025 1H 2026 Operating Profit & Adjusted EBITDA Operating Profit Adjusted EBITDA Operating Profit was $9.1 million in the first half of 2026, a 135% increase compared to the same period of 2025 . Adjusted EBITDA increased 79 % to $14.1 million, as compared to $7.9 million in the first half of 2025, supported by revenue growth and operating leverage . Net profit increased 38% to $3.7 million in the first half of 2026 from $2.7 million in the same period of 2025, as higher operating profit was partly offset by $ 4.3 million in finance costs, primarily related to redeemable preferred shares, and a $1.6 million fair value loss on derivatives . October 2026

Financials | Full Fiscal 2026 Outlook *Adjusted EBITDA is a non - IFRS financial measure. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measure see Appendix I to this Presentation. 9 $60M – $68M FY2026 Revenue Guidance $25M – $29M FY2026 Adjusted EBITDA* Guidance $47.2M $60.0M $68.0M FY2025 FY2026 Low FY2026 High Revenue $17.8M $25.0M $29.0M FY2025 FY2026 Low FY2026 High Adjusted EBITDA* Reiterates total revenue guidance for the full fiscal year 2026 in the range of $60 million to $68 million, an increase of approximately 27% to 44% as compared to $47.2 million reported for fiscal year 2025 . Reiterates Adjusted EBITDA guidance for the full fiscal year 2026 in the range of $25 million to $29 million, an increase of approximately 40% to 63% as compared to $17.8 million reported for fiscal year 2025 . Completed business combination with Inflection Point Acquisition Corp. V on September 25, 2026 and began trading on the Nasdaq on September 28, 2026 under the ticker symbol “GOW ”. October 2026

Key Technology Updates GOTrac next generation wellbore conveyance • Fully integrated during H1 2026 • First assets manufacturing ongoing • Operations beginning early 2027 Through Tubing Cement Evaluation • Major decommissioning cost reduction enabler • GOWell technology undergoing rigorous validation globally • Unique, innovative and patented approach Multi - String Corrosion Imaging • Global challenge with aging wells and tightening regulations • GOWell unique technical solution in field test 10 October 2026

Key Regional Updates 11 October 2026 North America • Dominated by independent OFS companies, relying on third party technology partners Latin America • Forecasted to be the largest non - OPEC production growth area • Growing mature field and decommissioning focus • Venezuela operators starting to ramp up interventions 2027 outlook positive with a number of underlying themes Middle East • Impact of Iran war on GOWell relatively muted through H1 • North Africa performance mitigating war effect in Gulf countries • Uncertainties remain for the end of 2026 and into 2027 Caspian • Strong regional growth driven by large capital sales projects • Vertically integrated operators are technology buyers • When Middle East rebounds, initial focus will be on production recovery before adding new capacity • Energy security is becoming a primary concern globally, driving asset rejuvenation and existing wells reactivation or optimiz at ion • In parallel, the trend of increasing regulations around asset integrity and decommissioning continues

Appendix I – Full Reconciliations 12 October 2026 Full Reconciliation of GTL's historical non - IFRS financial measure

Appendix I – Full Reconciliations (Cont'd) 13 October 2026 Full Reconciliation of GTL's non - IFRS financial measures as projected